Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Andrew Langham, Assistant General Counsel                                                                                                                Direct Dial: (212) 702-4382
                                                             Email:  alangham@sfire.com

March 14, 2013

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Mr. Peggy Kim, Special Counsel

Re:	Transocean Ltd.
Soliciting Material filed pursuant to Rule 14a-12 by Icahn Partners et al.
Filed March 7, 2013
File No. 0-53533

Dear Ms. Kim:

Set forth below, on behalf of Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of Delaware, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn, an individual (collectively, the “Icahn Entities”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on March 8, 2013, relating to soliciting material pursuant to Rule 14a-12 filed by the Icahn Entities with the Commission on March 7, 2013.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Icahn Entities.

Soliciting Material

Carl C. Icahn Issues Open Letter to Transocean Shareholders

1.           We note the following statements about the issuer:
•	“Over the past several years, in my opinion, the Company has conducted ill-advised mergers, employed unsuccessful development strategies and squandered cash flows generated by the business;” and

•	“I believe that the inability of Transocean to grow and pay down debt is a function of poor capital allocation which has driven the share price to below net asset value.”

Please provide supplementally to us or revise to disclose, your support for any statements relating to the board’s or the issuer’s performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

In response to the Staff’s comment in the first bullet above, Transocean has engaged in several mergers and acquisitions over the past decade. The two largest and most recent were the business combination with GlobalSantaFe Corporation in November 2007 and the acquisition of Aker Drilling ASA in October 2011.

In the case of GlobalSantaFe, Transocean purchased assets for $18 billion in cash and stock.  Based on the closing price at the time of the merger, the Icahn Entities believe those assets are worth significantly less today. This view is substantiated by the fact that Transocean has recorded substantial goodwill write downs as a result of the merger.  In 2012, Transocean sold a large portion of the assets previously acquired from GlobalSantaFe and recognized significant losses associated with the impairment of long-lived assets and goodwill. (See Transocean’s Form 10-Q (the “Form 10Q”), for the quarterly period ended September 30, 2012, Notes to Condensed Consolidated Financial Statements, Note 9 - Discontinued Operations; see also, Transocean’s Form 10-K (the “Form 10K”) for the fiscal year ended December 31, 2012, Item 1A, Risk Factors, Other Risks, “We have significant carrying amounts of goodwill and long-lived assets that are subject to impairment testing” (attached to this letter as Exhibit A, please find the relevant pages from the Form 10Q and the Form 10K)).  The Icahn Entities negative view with respect to the GlobalSantaFe merger is similarly shared by other industry observers. For example, J.P.Morgan, in an analyst report, concludes, among other things, that Transocean’s “fleet is too big and too old for three reasons:  1. Merged with GlobalSantaFe in 2007 on the belief that scale would be the crucial competitive advantage; 2. Refused to build rigs without a contract, while its competitors went ahead with aggressive new build programs; and 3. Macando…” (See J.P.Morgan, Oil Services & Equipment Digest: Transocean’s Dividend Dilemma (the “JPM Report”), February 27, 2013 (attached to this letter as Exhibit B, please find the relevant pages for the JPM Report)).   In addition to the JPM Report identifying the GlobalSantaFe merger as a reason for the fleet being “too big and too old”, the Icahn Entities also believe that Transocean’s refusal to build rigs without a contract, as pointed out by the JPM Report, is an example of Transocean’s unsuccessful development strategy.

In the case of Transocean’s acquisition of Aker Drilling ASA, Transocean issued shares to purchase assets and under-construction drilling rigs.  The shares were issued at a low price relative to the high price of the assets and drilling rigs acquired, and as a result, it was an expensive way to structure an asset acquisition.  In fact, at that time, Morgan Stanley wrote a report titled “Transocean:  Expensive Funding of Aker Acquisition”.  In this report, Morgan Stanley observed the following regarding Transocean’s secondary offering that was used, in part, to refinance the acquisition of Aker Drilling:

The 29.9m shares (assuming exercise of underwriters’ allotment) that are now being offered at ~$43/sh, represent a ~61% P/NAV to RIG’s 2012E NAV of ~$71/sh. We estimate the secondary offering will create a total NAV loss of ~$837m, raising the implied value paid for the two semis by ~$419m apiece, thereby bringing the total implied amount paid for each harsh environment semi to a high ~$1.4bn.

Conversely, at ~$43/sh, the implied value for each of RIG’s UDW floaters (including the Aker rigs) is about $293m, a sharp difference from the “price paid” for the Aker semis.  (emphasis added)

(See Morgan Stanley Research North American, Transocean, Correction: Expensive Funding of Aker Acquisition (attached to this letter as Exhibit C, please find the relevant pages of the report)).

In the same way that Morgan Stanley viewed the funding of the Aker Drilling acquisition as “expensive equity funding”, the Icahn Entities view the transaction as ill-advised and a poor use of cash.

In response to the Staff’s comment in the second bullet above, the Icahn Entities believe that Transocean’s capital allocation strategy, which has de-emphasized returning capital to shareholder’s, has led to a share price that trades below net asset value as well as its peers, which has severely limited Transocean’s growth options.  (See Morgan Stanley Research North America, Transocean:  Moving on after Macondo, January 3, 2013, p.2 (attached to this letter as Exhibit D, please find the relevant pages from the report)).

The two primary ways that companies in this industry grow are either by building new ships (which Transocean has disclosed it has limited ability to do) or by acquiring ships.  Since Transocean is predominantly reliant on growing its business through acquisitions, it is important that its stock increase above net asset value so it can be used as currency in an accretive acquisition.   The Icahn Entities believe that an improved capital allocation strategy including a significant dividend to shareholders would raise the stock price which would allow Transocean to fund growth by using equity.  The JPM Report draws a similar conclusion: “We side with Mr. Icahn and believe the stock would benefit if the company decides to pay out the maximum dividend and seek to buy assets later.”  (See JPM Report (attached to this letter Exhibit B, please find the relevant pages from the report)).

Transocean’s capital allocation strategy has severely limited a major growth path -- namely acquisitions through equity issuances.  Without the ability to build new ships or the ability to use equity to fund acquisitions, Transocean is essentially forced to issue incremental debt and use operating cash flow to fund growth.   The Icahn Entities believe that an improved capital allocation strategy focused on maximizing dividends will result in a higher stock price which stock can then be used to fund growth.  One of the conclusions of the JPM Report is that Transocean should pursue a “Yield Play” strategy.  JPM describes this strategy as follows:

 “Yield play:  Maximize dividend to shareholders, valuation multiple increases, stock should outperform, but cannot meaningfully reinvest and will have to make an acquisition (but with a higher currency).”

Today, Transocean finds itself in the unenviable position where its share price is below net asset value, it is severely limited in its ability to issue stock to fund growth and is forced to rely on using operating cash flow and debt to fund growth.

2.
In future filings, please revise to provide support for your statement that “the directors that I have chosen have substantial experience in the creation and issuance of non-traditional yield structures, driving shareholder returns through capital allocation, and managing and growing large corporations both internationally and in the energy sector.”

In response to the Staff’s comment, in future filings, the Icahn Entities will include support for the statement quoted above.

Each Icahn Entity acknowledges that:

•	such Icahn Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such Icahn Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or alangham@sfire.com.

Very truly yours,

Andrew Langham

Exhibits excluded from Edgar filing